KY
3/19

SO
3/8/02

SECURIT[IES AND EXCHANGE COM]MISSION

02018529

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 0 4 2002 PROCESSING SEC MAIL WASH. D.C. SECTION 143

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUTRICH SEILER FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 DOGWOOD LANE
(No. and Street)

NAZARETH	PA	18064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN DAUTRICH (610) 837-4656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name — *if individual, state last, first, middle name*)

1685 CROWN AVENUE	LANCASTER	PA	17601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 1 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, LYNN DAUTRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAUTRICH SEILER FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
John R. Hartman, Notary Public
Lower Nazareth Twp., Northampton County
My Commission Expires June 12, 2003
Member, Pennsylvania Association of Notaries

Notary Public
2-15-02

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Miller Company LLP
Certified Public Accountants and Consultants

Board of Directors
Dautrich Seiler Financial Services, Inc.
Nazareth, Pennsylvania

Independent Auditors' Report

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 21, 2002

Beard Miller Company LLP
Certified Public Accountants and Consultants

DAUTRICH SEILER FINANCIAL SERVICES, INC.

NAZARETH, PENNSYLVANIA

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

DAUTRICH SEILER FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

INDEX

Dautrich Seiler Financial Services, Inc.

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,268	$ 9,654
Accounts receivable	2,953	9,568
Stockholder loan	0	37
Prepaid expenses	987	713
Total current assets	$13,208	$19,972
Investments	3,300	4,200
Deferred income taxes	2,867	0
Equipment, at cost, less accumulated depreciation of $11,150 in 2001 and 2000	0	0
Total Assets	$19,375	$24,172
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	$ 2,067	$ 6,698
Accrued expenses	1,421	1,223
Total liabilities	$ 3,488	$ 7,921
Stockholder's Equity:		
Common stock, $10 par value - 10,000 shares authorized - 100 shares issued and outstanding	$ 1,000	$ 1,000
Additional paid-in capital	11,139	8,176
Retained earnings	3,748	6,175
Accumulated other comprehensive income	0	900
Total stockholder's equity	$15,887	$16,251
Total Liabilities and Stockholder's Equity	$19,375	$24,172

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating revenue -		
Commissions and fees	$77,411	$111,265
Operating expenses:		
Advertising	$ 0	$ 525
Commissions	56,640	88,900
Depreciation	0	424
Office	5,296	6,536
Officers' salary	6,776	6,787
Payroll taxes	1,479	956
Professional fees	6,530	8,268
Retirement plan	330	204
Salaries and wages	5,654	1,033
Taxes-other	0	200
Travel	0	1,478
Total operating expenses	$82,705	$115,311
Loss from operations	($ 5,294)	($ 4,046)
Investment income	0	339
Loss before income tax benefit	($ 5,294)	($ 3,707)
Income tax benefit	2,867	0
Net loss	($ 2,427)	($ 3,707)
Other comprehensive income (loss) -		
Unrealized gain (loss) on investments	(900)	900
Comprehensive loss	($ 3,327)	($ 2,807)

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2001 and 2000

	Retained Earnings	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Total
Balance - December 31, 1999	$ 9,882	$ 1,000	$ 8,176	$ 0	$ 19,058
Comprehensive income:					
Net loss	(3,707)	0	0	0	(3,707)
Unrealized gain on investments	0	0	0	900	900
Balance - December 31, 2000	$ 6,175	$ 1,000	$ 8,176	$ 900	$ 16,251
Comprehensive income:					
Net loss	(2,427)	0	0	0	(2,427)
Unrealized loss on investments	0	0	0	(900)	(900)
Additional paid-in capital	0	0	2,963	0	2,963
Balance - December 31, 2001	$ 3,748	$ 1,000	$ 11,139	$ 0	$ 15,887

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities:		
Net loss	($ 2,427)	($ 3,707)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	0	424
Provision for deferred income taxes	(2,867)	0
Gains on sale of investments	0	(234)
Decrease (increase) in accounts receivable	6,615	(8,248)
Decrease (increase) in prepaid expenses	(274)	217
Increase (decrease) in shareholder loan	37	(37)
Increase (decrease) in commissions payable	(4,631)	5,774
Increase (decrease) in accrued expenses	198	(578)
Net cash used in operating activities	($ 3,349)	($ 6,389)
Investing Activity -		
Proceeds from sale of investments	0	1,171
Financing Activity -		
Contributed capital	2,963	0
Net decrease in cash and cash equivalents	($ 386)	($ 5,218)
Cash and cash equivalents - beginning of year	9,654	14,872
Cash and cash equivalents - end of year	$ 9,268	$ 9,654

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. is a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I.), (II.) and (III) of this section.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE 1: Nature of Business and Summary of Significant Accounting Policies - Continued

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 2: Investments

During 2000, the Company purchased 300 warrants of the NASDAQ Stock Market, Inc. for $3,300. These warrants are exercisable in tranches from June 2003 to June 2006.

	2001		2000	
	Cost	Market Value	Cost	Market Value
NASDAQ Warrants	$ 3,300	$ 3,300	$ 3,300	$ 4,200

Investment income consists of the following at December 31:

	2001	2000
Interest and dividends	$ 0	$ 105
Realized gains	0	234
	$ 0	$ 339

Unrealized gains (losses) are included in other comprehensive income and consist of the following:

NASDAQ Warrants	($ 900)	$ 900

NOTE 3: Equipment

Equipment consists of the following at December 31:

	2001	2000
Computers and furniture	$ 11,150	$ 11,150
Less: Accumulated depreciation	11,150	11,150
	$ 0	$ 0

Depreciation expense totaled $0 and $424 at December 31, 2001 and 2000, respectively.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE 4: Net Capital Requirements - Continued

At December 31, 2001 and 2000, the Company had net capital of $8,733 and $11,301, respectively, which was $3,733 and $6,301, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .3994 to 1 and .7009 to 1 at December 31, 2001 and 2000, respectively.

NOTE 5: Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2001 or 2000; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

NOTE 6: Income Taxes

The deferred income tax asset consists of:

	2001	2000
Deferred income tax asset arising from net operating loss carryforwards	$ 2,867	$ 0

The Company has available at December 31, 2001, unused net operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year of Expiration		Unused Net Operating Loss
Federal	Pennsylvania	Carryforwards
2019	2009	$ 2,470
2020	2010	3,706
2021	2011	5,296
		$11,472

NOTE 7: Retirement Plan

The Company established a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan) during 1999. Contributions totaled $330 and $204 in 2001 and 2000, respectively.

NOTE 8: Reclassification

Certain items in the December 31, 2000 financial statements have been restated to conform to the December 31, 2001 financial statement presentation.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Schedule I

Dautrich Seiler Financial Services, Inc.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

Total stockholder's equity from balance sheet	$ 15,887
Less non-allowable assets:	
Prepaid expenses	987
Deferred income taxes	2,867
Investments	3,300
Net capital	$ 8,733
Aggregate indebtedness -	
Total liabilities	$ 3,488
Computation of basic net capital requirement -	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 3,733
Ratio of aggregate indebtedness to net capital	.3994 to 1

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Independent Auditors' Report on
Internal Control Schedule II Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Dautrich Seiler Financial Services, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.